Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Commission File No. for Registration Statement on

Form S-4 filed by Anthem, Inc.: 333-207218

Anthem Sales Associates – Talking Points and Q&A

Branding Decisions:

•	Decisions about branding of our products cannot and will not be made until after the regulatory review has completed and after the transaction closes.
•	The combined company will retain the Anthem name, and we will continue to hold a license from the Blue Cross Blue Shield Association, and with licenses held by our health plan affiliates in our current 14 Blue states.
•	We will also compete with other Blue plans in our non-Anthem Blue areas to give consumers greater choice and product options.
•	In states where we don’t hold a Blue license, Cigna products will not become Anthem Blue Cross Blue Shield products.
•	Until the transaction closes, we may not combine operations, systems, or contractual relationships. Post-close, there will be an opportunity to expand options and capabilities for customers over time. Any changes will be managed to deliver a consistent customer experience.

2017 Selling Season:

•	The transaction is not expected to close until the second half of 2016 – which means, for the 2017 selling season, nothing changes.
•	We are only able to sell what we have available today, and cannot sell based on potential future capabilities.
•	This transaction offers the future opportunity to expand our plan offerings to consumers, not narrow them.
•	In Anthem’s 14 Blue states, we would anticipate that, at some point following the closing, we intend to optimize the best of each company’s provider arrangements to improve access, affordability, and quality across all product categories.
•	Outside of Anthem’s 14 Blue states, post-closing the plan is for Cigna to go to market with its current capabilities plus, at some point following the closing, we intend to optimize the best of each company’s provider arrangements to improve access, affordability, and quality across all product categories.

Provider Offerings:

•	Anthem is deeply committed to partnering with providers of all types to deliver innovative, high-quality care to our members.
•	This transaction is about improving our ability to collaborate with hospitals and doctors to provide the right care in the right place at the lowest cost to improve the health of consumers.

•	Anthem and Cigna intend to optimize the best of each company’s provider arrangements to improve access, affordability, and quality across all product categories.
•	Together, we will better partner with physicians by enabling value-based provider solutions and additional investment that will help improve doctors’ abilities to create better outcomes for their patients.
•	Provider choice, and the ability to maintain a relationship with a trusted doctor, is critical to our members. We fully understand and appreciate that our current and future members will not enroll in a plan that doesn’t include the providers they want and need to see.

Questions & Answers:

How will the combined company comply with the intricate guidelines administered by the BCBSA? Will Anthem remain a BCBSA company? What is the process for receiving Blue Association approval? How will the combination be integrated successfully under the BCBSA rules?

Anthem is and will continue to be a Blue Cross Blue Shield licensed company. It is our expectation that the BCBSA and the other Blue Plans will recognize the positive impact that this combination will have for the marketplace and that they will fully support this combination.

There is not a requirement for the BCBSA to approve the transaction. We expect to maintain full compliance with our commitments under the Blue licensing rules during and after integration, and we are working closely with the Association and BCBSA Board on this front. These are not new rules and we have experience looking at options with previous transactions.

What impact will this transaction have on health care access and affordability for consumers? Will patients have fewer choices in doctors and hospitals?

Our combined capabilities and offerings will expand consumer access to affordable, high quality health benefits—including an improved network of hospitals, physicians, and health care professionals. Together the combined company will be better able to collaborate with providers, to facilitate the transition toward a more value-based system designed to increase access and quality of care, lower costs and improve health outcomes to the benefit of consumers.

What is the future of the BlueCard Program?

Anthem members will continue to access the BlueCard Program; Cigna-branded plans will not have access to the BlueCard Program. We expect the combined entity to benefit from our ability to optimize the best of each company’s provider arrangements to improve access, affordability, quality across all product categories.

Will this acquisition expand your “Blue” footprint?

No. Anthem will remain the Blue licensee in 14 states as it was before this transaction.

Will Anthem compete against Blue plans where you don’t hold the Blue license?

We compete today with other Blue plans and the new combined company will continue to compete as we do today along with the addition of the Cigna brand. We anticipate that the transaction will permit us to grow our business into new areas and product lines throughout the U.S. and internationally.

Will Cigna products become Anthem BCBS products in the states where you don’t hold the Blue license?

No.

What is the timeline of the transaction and overall approval process?

On the regulatory front, our transaction continues to move forward on both the federal and state levels. We are engaged in a constructive and open dialogue with federal and state regulators about the benefits of this merger. The transaction is subject to review in 26 states, a process which is running concurrently with the federal process. Each of these states has its own process and questions regarding the transaction and we will work openly and collaboratively through each of them. Ultimately, we believe the consumer benefits of this combination will be apparent to all reviewers, and we remain confident we will close the transaction in the second half of 2016.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”), Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction and (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.